Exhibit 99.1

FCA

FIAT CHRYSLER AUTOMOBILES

Q1

PRESS RELEASE

FCA closed Q1 with net revenues of €26.4 billion, up 19% and adjusted EBIT at €800 million, up 22%. Net industrial debt was €8.6 billion, up €0.9 billion. Full year guidance confirmed.

- **Worldwide shipments were 1.1 million units, 2% lower than Q1 2014, reflecting strong performance in NAFTA and weak market conditions in LATAM. Jeep's positive performance continued with worldwide shipments up 11% and sales up 22%.**
- **Net revenues were up 19% to €26.4 billion (+4% at constant exchange rates, or CER).**
- **Adjusted EBIT was €800 million, up €145 million from Q1 2014, with all segments except LATAM posting positive results. The positive impact of foreign exchange translation was offset by negative impacts at a transactional level.**
- **Net profit was €92 million, up €265 million compared to the net loss of €173 million in Q1 2014.**
- **Net industrial debt was €8.6 billion, up €0.9 billion from year-end mainly due to timing of capital expenditures and working capital seasonality. Liquidity remained strong at €25.2 billion.**
- **The Group confirms its full-year guidance.**

FIAT CHRYSLER AUTOMOBILES – Highlights

	1st Quarter		
(€ million)	2015	2014	Change
Total shipments (000s)	1,095	1,113	(18)
Net revenues	26,396	22,125	4,271
EBIT	792	270	522
EBITDA[1]	2,189	1,438	751
Adjusted EBIT[2]	800	655	145
Profit/(loss) before taxes	186	(223)	409
Net profit/(loss)	92	(173)	265
Basic EPS (€)	0.052	(0.155)	
Diluted EPS (€)	0.052	(0.155)	
Net industrial debt	8,607	7,654[3]	953
Total available liquidity	25,203	26,221[3]	(1,018)

(1) EBIT plus Depreciation and Amortization.

(2) Beginning in Q1 2015, Adjusted EBIT" replaces "EBIT adjusted for unusual items" and is a non-GAAP measure being used by the Group to assess its performance. Adjusted EBIT is calculated as EBIT excluding gains/ (losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/ (expenses) which are considered rare or discrete events that are infrequent in nature.

(3) At December 31, 2014.

Net revenues for Q1 2015 were €26.4 billion, an increase of €4.3 billion, or 19% (+4% CER) from €22.1 billion for first quarter 2014. Higher revenues in NAFTA (+38%; +13% CER), EMEA (+8%; +6% CER) and Components (+17%; +12% CER) were partly offset by decreases in LATAM (-21%; -24% CER) and Maserati (-19%; -29% CER).
Adjusted EBIT was €800 million, up €145 million (+22%) due to improved performance in NAFTA and continued progress in EMEA, which posted a positive result for the second consecutive quarter. The year-over-year results reflect a positive translation impact from the strengthening U.S. Dollar, which was offset by negative transactional impacts, primarily the strengthening of the U.S. Dollar on NAFTA vehicles and components supplied to other regions and the weakening of the Canadian Dollar on revenues from sales in Canada.
NAFTA improved by over €200 million to €601 million driven by higher volumes and improved net pricing, which was partially offset by the negative impacts of the weakened Canadian Dollar and Mexican Peso and increased warranty and recall costs. NAFTA margins improved to 3.7% from 3.2% and excluding the impact of campaign costs were at 5.0% compared to 3.8% a year ago. Adjusted EBIT for LATAM decreased by €109 million to -€65 million, reflecting lower volumes due to the market conditions and Pernambuco start-up costs, partially offset by favorable pricing. Excluding the launch costs for the new Pernambuco plant LATAM would have been at break-even for the quarter. Adjusted EBIT for APAC decreased by €70 million as a result of lower volumes and unfavorable net pricing, primarily due to foreign exchange effects from Chinese Renminbi, Australian Dollar and Japanese Yen.
With regards to the adjustments from EBIT to Adjusted EBIT, it should be noted that the Group Adjusted EBIT for Q1 2014 primarily excludes the one-off charge of €495 million in connection with the UAW Memorandum of Understanding entered into by FCA US in January 2014, the effect of the devaluation of the Venezuelan Bolivar of €94 million and the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of FCA US. There were no such similar one-off charges in the current quarter.
Net financial expense totalled €606 million, €113 million higher than in first quarter 2014, primarily due to unfavorable currency translation and higher debt levels in Brazil.
Tax expense totalled €94 million, compared with tax income of €50 million in the first quarter 2014, principally due to an increase in profit before tax when adjusted for non-taxable items.
Net profit for the quarter was €92 million, compared with a loss of €173 million for first quarter 2014, which included the items described above for Adjusted EBIT. Profit attributable to owners of the parent was €78 million compared with a €189 million loss for first quarter 2014.
Net industrial debt at March 31, 2015 was €8.6 billion, up from €7.7 billion at December 31, 2014. The €0.9 billion increase primarily reflects capital expenditures of €2.1 billion, which were €0.6 billion higher than Q1 2014, and seasonal cash absorption from working capital.
Total available liquidity was €25.2 billion, €1.0 billion lower than December 31, 2014. During the quarter, operating cash absorption and €1.5 billion bond repayments at maturity were partially offset by favorable currency translation.

2015 Outlook
The Group confirms its full-year guidance:
Worldwide shipments in 4.8 to 5.0 million unit range; Net revenues of ~€108 billion; Adjusted EBIT in €4.1 to €4.5 billion range; Net Profit in €1.0 to €1.2 billion range, with Basic EPS in €0.64 to €0.77 range; ? Net Industrial Debt in €7.5 billion to €8.0 billion range.
Figures do not include any impacts for the previously announced capital transactions regarding Ferrari.
FIAT CHRYSLER AUTOMOBILES
Net debt and available liquidity
March 31, December 31,
(€ million) 2015 2014
Cash maturities (principal)(32,769)(32,892)
Bank debt(13,588)(13,120)
Capital market Instruments (1)(17,119)(17,729)
Other debt (2)(2,062)(2,043)
Asset-backed financing (3)(188)(469)
Accruals and other adjustments (4)(355)(305)
Gross debt(33,312)(33,666)
Cash & marketable securities 21,895 23,050
Derivative assets/(liabilities)(31)(233)
Net debt(11,448)(10,849)
Industrial activities(8,607)(7,654)
Financial services(2,841)(3,195)
Undrawn committed credit lines 3,308 3,171
Total available liquidity 25,203 26,221
(1) Includes bonds and other securities issued in the financial markets.
(2) Includes HCT Notes, arrangements accounted for as a lease under IFRIC 4 – Determining whether an arrangement contains a lease, and other non-bank financing.
(3) Advances on sale of receivables and securitizations on book.
(4) At March 31, 2015 includes: adjustments for hedge accounting on financial payables for €(63) million (€(67) million at December 31, 2014), current financial receivables from jointly-controlled financial services companies of €54 million (€58 million at December 31, 2014) and accrued net financial charges of €(346) million (€(296) million at December
31,2014).

FCA

FIAT CHRYSLER AUTOMOBILES

Q1

PRESS RELEASE

Results by Segment

FIAT CHRYSLER AUTOMOBILES
Revenues and EBIT by segment – 1st Quarter

Revenues				EBIT		
2015	2014	Change	(€ million)	2015	2014	Change
16,177	11,732	4,445	**NAFTA**	603	(117)	720
1,551	1,965	(414)	**LATAM**	(71)	(49)	(22)
1,512	1,497	15	**APAC**	65	135	(70)
4,684	4,341	343	**EMEA**	25	(72)	97
621	620	1	**Ferrari**	96	80	16
523	649	(126)	**Maserati**	36	59	(23)
2,435	2,081	354	**Components** (Magneti Marelli, Teksid, Comau)	68	42	26
197	201	(4)	**Other**	(9)	(13)	4
(1,304)	(961)	(343)	**Unallocated items and adjustments**	(21)	205[1]	(226)
26,396	**22,125**	**4,271**	Total	**792**	**270**	522

[1] *Includes the non-cash and non-taxable gain of €223 million recognized in Q1 2014 on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US's equity interest in connection with FCA's acquisition of the remaining 41.5 percent ownership interest in FCA US that was not previously owned.*

FIAT CHRYSLER AUTOMOBILES
EBIT to Adjusted EBIT by segment – 1st Quarter

2015				2014		
EBIT	Adjustments	Adjusted EBIT	(€ million)	EBIT	Adjustments	Adjusted EBIT
603	(2)	601	**NAFTA**	(117)	497	380
(71)	6	(65)	**LATAM**	(49)	93	44
65	-	65	**APAC**	135	-	135
25	-	25	**EMEA**	(72)	-	(72)
96	4	100	**Ferrari**	80	-	80
36	-	36	**Maserati**	59	-	59
68	-	68	**Components** (Magneti Marelli, Teksid, Comau)	42	6	48
(9)	-	(9)	**Other**	(13)	-	(13)
(21)	-	(21)	**Unallocated items and adjustments**	205	(211)	(6)
792	**8**	**800**	Total	**270**	**385**	**655**

4

FCA

FIAT CHRYSLER AUTOMOBILES

Q1

PRESS RELEASE

NAFTA

(€ million)	2015	2014	1st Quarter Change
Shipments (000s)	633	585	48
Net revenues	16,177	11,732	4,445
EBIT	603	(117)	720
Adjusted EBIT	601	380	221

Shipments were 633,000 vehicles (+8%) and **sales**[1] totaled 587,000 vehicles (+6%). Market share was 12.5% in the U.S (consistent with first quarter 2014) and 16.4% in Canada (down 20 bps).

Net Revenues were €16.2 billion, up 38% (+13% CER) primarily due to volume growth for Jeep Renegade, Chrysler 200 and Ram 1500 and favorable foreign currency translation effects.

Adjusted EBIT of €601 million, as compared with €380 million in first quarter 2014, reflects higher volumes, improved net pricing and purchasing efficiencies, partially offset by higher warranty and recall costs and higher base material costs for vehicle content enhancements. Adjusted EBIT for Q1 2014 excludes the one-off charge of €495 million in connection with the UAW Memorandum of Understanding entered into by FCA US in January 2014. NAFTA margins improved to 3.7% from 3.2% and excluding the impact of campaign costs were at 5.0% compared to 3.8% a year ago.

LATAM

(€ million)	2015	2014	1st Quarter Change
Shipments (000s)	135	205	(70)
Net revenues	1,551	1,965	(414)
EBIT	(71)	(49)	(22)
Adjusted EBIT	(65)	44	(109)

Shipments were 135,000 vehicles, a decrease of 34% reflecting continued macroeconomic weakness and poor trading conditions in the region's principal markets. Market share in Brazil was 19.7%, down 300 bps, due to the launch of new products by our competitors and pricing pressures, however the Group remained the leader in the market for Q1 with a 250 bps lead over the nearest competitor. In Argentina, market share declined from 13.2% in first quarter 2014 to 12.6% in first quarter 2015 mainly due to continued import restrictions.

Net Revenues were €1.6 billion, down 21% (-24% CER) primarily due to lower volumes.

Adjusted EBIT was -€65 million in first quarter 2015, down from €44 million in first quarter 2014, reflecting lower volumes and unfavorable mix, higher raw material costs, new vehicle launch and Pernambuco start-up costs, partially offset by positive net pricing. Excluding the launch costs for the new Pernambuco plant LATAM would have been at break-even for the quarter. Adjusted EBIT for Q1 2014 excluded the €94 million effect of the devaluation of the Venezuelan Bolivar.

[1] *For US and Canada, "Sales" represents sales to end customers as reported by the Group's dealer network.*

5

FCA

FIAT CHRYSLER AUTOMOBILES

Q1

PRESS RELEASE

APAC			
			1st Quarter
(€ million)	2015	2014	Change
Shipments (000s)	47	54	(7)
Net revenues	1,512	1,497	15
EBIT	65	135	(70)
Adjusted EBIT	65	135	(70)

Shipments (excluding JVs) totalled 47,000 vehicles, down 13%, primarily due to competitive market actions and in preparation of localized production. Group retail **sales** (including JVs) were consistent with first quarter 2014 at 59,000 vehicles.

Net Revenues were €1.5 billion, consistent with Q1 2014, but 17% lower at CER.

Adjusted EBIT was €65 million, a decrease of €70 million driven by lower volumes and unfavorable net pricing, primarily due to foreign exchange effects for vehicle sales in China, Australia, and Japan as well as some increase in incentive levels in China.

EMEA			
			1st Quarter
(€ million)	2015	2014	Change
Shipments (000s)	271	259	12
Net revenues	4,684	4,341	343
EBIT	25	(72)	97
Adjusted EBIT	25	(72)	97

Passenger car and light commercial vehicle (LCV) **shipments** totaled 271,000 units, up 5% over first quarter 2014. Passenger car shipments were up 4% to 212,000 units and LCVs were up 7% to 59,000 units. European passenger car market share (EU28+EFTA) was up 20 bps to 6.2% (28.3% in Italy). For LCVs, European market share[2] (EU28+EFTA) was down 40 bps to 11.0% (45.4% in Italy).

Net Revenues were €4.7 billion (+8%) on the back of higher volumes, as well as favorable product mix driven by the all-new Fiat 500X and Jeep Renegade and favorable foreign exchange effects.

Adjusted EBIT for first quarter 2015 was €25 million, compared with -€72 million for the same quarter in 2014. The €97 million improvement in EBIT was primarily attributable to a more favorable product mix – reflecting the continued success of the Fiat 500 family and Jeep brand – in addition to increased volumes, specifically from Fiat 500X and Jeep Renegade, and positive net pricing, which were partially offset by increased sales and marketing spending to support the Jeep brand growth and the Fiat 500X launch.

[2]Due to unavailability of market data for Italy since January 2012, the figures reported are an extrapolation and discrepancies with actual data could exist.

6

FERRARI
1st Quarter
(€ million) 2015 2014 Change
Shipments (units)(1) 1,635 1,732(97)
Net revenues 621 620 1
EBIT 96 80 16
Adjusted EBIT 100 80 20
(1) Non-type approved vehicles included.
Net Revenues were consistent with Q1 2014 at €621 million reflecting favorable currency exchange effects, offset by reduced shipments.
Adjusted EBIT of €100 million, compared with €80 million in first quarter 2014, primarily reflects lower R&D costs, due to timing of model development, and favorable currency exchange effects.
MASERATI
1st Quarter
(€ million) 2015 2014 Change
Shipments (units) 7,306 8,041(735)
Net revenues 523 649(126)
EBIT 36 59(23)
Adjusted EBIT 36 59(23)
Net revenues totalled €523 million, down 19% (-29% CER) from Q1 2014, primarily due to weaker demand in China.
Adjusted EBIT decreased to €36 million from €59 million in Q1 2014 primarily due to lower volume and unfavorable mix, partially offset by cost efficiencies.

FCA
FIAT CHRYSLER AUTOMOBILES
Q1
PRESS RELEASE

COMPONENTS			
			1st Quarter
(€ million)	2015	2014	Change
Magneti Marelli			
Net revenues	1,807	1,574	233
EBIT	56	37	19
Adjusted EBIT	56	43	13
Teksid			
Net revenues	180	162	18
EBIT	1	(4)	5
Adjusted EBIT	1	(4)	5
Comau			
Net revenues	468	361	107
EBIT	11	9	2
Adjusted EBIT	11	9	2
COMPONENTS			
Net revenues (*)	2,435	2,081	354
EBIT	68	42	26
Adjusted EBIT	68	48	20

(*) *Net of eliminations.*

Magneti Marelli

Net revenues were €1.8 billion, a 15% increase over first quarter 2014. Performance was positive in Europe, partially offset by contraction of the market in Brazil.

Adjusted EBIT was €56 million, an increase of €13 million from first quarter 2014 primarily related to higher volumes and the benefit of cost containment actions and efficiencies, partially offset by start-up costs related to the plant in Pernambuco, Brazil.

Teksid

Revenues were €180 million, an 11% growth over first quarter 2014 primarily attributable to a 37% increase in aluminum business volumes, offset by an 8% decrease in cast iron business volumes.

Adjusted EBIT was €1 million, compared with -€4 million in first quarter 2014 primarily from increased cost efficiencies.

Comau

Revenues were €468 million, a 30% increase (+18% CER) from Q1 2014, primarily due to body welding, powertrain and robotics businesses.

Adjusted EBIT was €11 million, a €2 million increase from first quarter 2014 primarily due to increased volumes.

8

Brand activity in the quarter
The all-new Jeep Renegade began selling in NAFTA, the brand’s first small SUV in the region, and was named Kelley Blue Book’s “10 Favorite New-for-2015 cars” and Ward’s “10 Best Interiors” for 2015. In addition, the Maserati Alfieri was honored as “Concept Car of the Year” by Car Design News at the Geneva Motor Show, while Magneti Marelli technologies (including lighting, powertrain and electronic systems) are on board five of the seven finalists of the prestigious “Car of the Year 2015” award. New launches during the quarter included the Ram Promaster City compact commercial van, which is derived from the fourth generation Fiat Doblo, and the all-new Fiat 500X, which was launched in Italy with pre-launch events in 16 other countries.
The Alfa Romeo 4C Spider and two new models for Ram, Rebel and Laramie Limited, were also revealed at the Detroit Auto Show in January 2015 and the new Ferrari 488 and the Fiat 500X, with its innovative dual-clutch sequential automatic transmission, were presented at the Geneva Motor Show in March 2015.
Additionally, both the 6.2-liter HEMI® Hellcat and the 3.0-liter EcoDiesel engines were included on Ward’s 10 Best Engines list for 2015. This was the second straight year the 3.0-liter EcoDiesel was included on the list.
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This document, and in particular the section entitled “2015 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; the Group’s ability to integrate its operations; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to achieve the benefits expected from the proposed separation of Ferrari; political and civil unrest; earthquakes or other natural disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
On April 29, 2015, at 3:30 p.m. BST, management will hold a conference call to present the 2015 first quarter results to financial analysts and institutional investors. FCA management will also review NAFTA operational initiatives as well as its view on industry capital optimization. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the website prior to the call.
London, April 29, 2015